UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 4, 2025

INTEGRATED WELLNESS ACQUISITION CORP

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41131	98-1615488
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1441 Broadway, 6th Floor

New York, NY 10018

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (917) 397-7625

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

On August 4, 2025, Integrated Wellness Acquisition Corp, a Cayman Islands exempted company with limited liability (“WEL”) and Btab Ecommerce Group, Inc. (“Btab”) jointly announced the public filing of a registration statement on Form S-4 (File No. 333-289035) (the “Registration Statement”) by IWAC Holding Company Inc., a newly created holding company organized under the laws of Delaware (“Pubco”) with the U.S. Securities and Exchange Commission (“SEC”) on July 29, 2025 relating to its previously announced proposed business combination (the “Business Combination”) with Btab.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Important Information About the Business Combination and Where to Find It

The Registration Statement includes a prospectus for Pubco’s securities and an information statement and a proxy statement for WEL’s shareholders. The Registration Statement has not been declared effective by the SEC. Promptly after the Registration Statement is declared effective by the SEC, WEL will mail the definitive proxy statement and a proxy card to its shareholders. Investors and securityholders of WEL and other interested persons are advised to read the preliminary proxy statement to be filed with the SEC, and amendments thereto, and when available the definitive proxy statement in connection with WEL’s solicitation of proxies for the special meeting to be held to approve the Amended and Restated Business Combination Agreement dated August 26, 2024 by and between WEL and Btab (the “Business Combination Agreement”) and the Business Combination and other documents filed in connection with the proposed Business Combination because these documents will contain important information about Btab, WEL, Pubco following the consummation of the Business Combination, the Business Combination Agreement and the Business Combination. The definitive proxy statement will be mailed to WEL’s shareholders as of a record date to be established in the future for voting on the Business Combination Agreement and the Business Combination. The Registration Statement, including the definitive proxy statement, the preliminary proxy statement and other relevant materials in connection with the Business Combination (when they become available), and any other documents filed by WEL with the SEC, may be obtained free of charge at the SEC's website (www.sec.gov) or by writing to: Integrated Wellness Acquisition Corp, 1441 Broadway, 6th Floor New York, NY 10018, Attention: Mr. Matthew Malriat.

Participants in the Solicitation

WEL, Btab and their respective directors, executive officers, other members of management and employees may be deemed participants in the solicitation of proxies from WEL’s shareholders with respect to the Business Combination. Investors and securityholders may obtain more detailed information regarding the names and interests in the Business Combination of WEL’s directors and officers in WEL’s filings with the SEC, including, when filed with the SEC, the preliminary proxy statement and the amendments thereto, the definitive proxy statement, and other documents filed with the SEC, and such information with respect to Btab’s directors and executive officers will also be included in the proxy statement.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between WEL and Btab, including without limitation statements regarding the anticipated benefits of the Business Combination, the anticipated timing of the Business Combination, the implied enterprise value, future financial condition and performance of Btab and Pubco after the Closing and expected financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination, the pre-money valuation of Btab (which is subject to certain inputs that may change prior to the Closing of the Business Combination and is subject to adjustment after the Closing of the Business Combination), the level of redemptions of WEL’s public shareholders and the products and markets and expected future performance and market opportunities of Btab. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of WEL’s securities; (ii) the risk that the proposed Business Combination may not be completed by WEL’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by WEL; (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Business Combination Agreement by the shareholders of WEL; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the failure to achieve the minimum amount of cash available following any redemptions by WEL’s shareholders; (vi) redemptions exceeding a maximum threshold or the failure to meet the Nasdaq’s initial listing standards in connection with the consummation of the contemplated Business Combination; (vii) the effect of the announcement or pendency of the Business Combination on Btab’s business relationships, operating results, and business generally; (viii) risks that the proposed Business Combination disrupts current plans and operations of Btab; (ix) the outcome of any legal proceedings that may be instituted against Btab or against WEL related to the Business Combination Agreement or the proposed Business Combination; (x) changes in the markets in which Btab competes, including with respect to its competitive landscape, technology evolution or regulatory changes; (xi) changes in domestic and global general economic conditions; (xii) risk that Btab may not be able to execute its growth strategies; (xiii) risk that Btab may not be able to develop and maintain effective internal controls; (xiv) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions; (xv) the ability to recognize the anticipated benefits of the proposed Business Combination and to achieve its commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of Btab to grow and manage growth economically and hire and retain key employees; (xvi) Btab’s limited operating history, its limited financial resources, domestic or global economic conditions, activities of competitors, and the presence of new or additional competition, and conditions of equity markets; and (xvii) those factors discussed in WEL’s filings with the SEC and that that will be contained in the proxy statement relating to the proposed Business Combination.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the preliminary proxy statement and the amendments thereto, the definitive proxy statement, and other documents to be filed by WEL from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while Btab and WEL may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Neither of Btab or WEL gives any assurance that Btab or WEL, or Pubco, will achieve its expectations.

No Offer or Solicitation

This Current Report on Form 8-K will not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K will also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits. The following exhibit is furnished with this Form 8-K:

Exhibit No.	Description of Exhibits
99.1	Press Release dated August 4, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Integrated Wellness Acquisition Corp

By:	/s/ Matthew Malriat
Name: Matthew Malriat
Title: Chief Executive Officer

Dated: August 6, 2025